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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 1)*

                              Accord Networks, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M01690102
                        ------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Schedule 13G
                                  ------------

Item 1(a).        Name of Issuer: Accord Networks, Ltd.
                  --------------

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------
                  9040 Roswell Road, Suite 450, Atlanta, GA 30350-1877.

Item 2(a).        Names of Persons Filing: (1) Advanced Technology Partners
                  -----------------------
                  IV, L.P.; (2) ATV Associates IV, L.P., the sole general partner of Advanced Technology Ventures IV, L.P.; and (3) Jos
                  C. Henkens, Pieter J. Schiller, Steven N. Baloff, and Michael
                  E. Frank, the general partners of ATV Associates IV, L.P.

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  -----------------------------------------------------------
                  The address of the principal business office of each of Advanced Technology Ventures IV, L.P., ATV Associates IV, L.P., Pieter J. Schiller and Michael E. Frank is 281 Winter Street, Suite 350, Waltham, MA 02451. The address of the principal business office of each of Jos C. Henkens and Steven
                  N. Baloff is 485 Ramona Street, Suite 200, Palo Alto, CA
                  94301.

Item 4.           Ownership.
                  ---------

                  Not Applicable:

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Ordinary Shares of Accord Networks, Ltd.

All other items reported on the Schedule 13G dated as of February 1, 2001 and
--------------------------------------------------------------------------------
filed on behalf of the Reporting Persons with respect to the Ordinary Shares of
--------------------------------------------------------------------------------
Accord Networks, Ltd. remain unchanged.
---------------------------------------

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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   February 12, 2002

ADVANCED TECHNOLOGY VENTURES IV, L.P.

By:    ATV Associates IV, L.P.

       By:      /s/ Jos C. Henkens
          ----------------------------------------
          Jos C. Henkens
          General Partner

ATV ASSOCIATES IV, L.P.

       By:     /s/ Jos C. Henkens
          ----------------------------------------
          Jos C. Henkens
          General Partner

JOS C. HENKENS


      Jos C. Henkens
----------------------------------


PIETER J. SCHILLER


      /s/ Pieter J. Schiller
----------------------------------


MICHAEL E. FRANK


      /s/ Michael E. Frank
----------------------------------


STEVEN N. BALOFF


      /s/ Steven N. Baloff
----------------------------------

                                    AGREEMENT
                                    ---------

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Accord Networks, Ltd.

     EXECUTED this 12th day of February, 2002.

ADVANCED TECHNOLOGY VENTURES IV, L.P.

By:    ATV Associates IV, L.P.

       By:       /s/ Jos C. Henkens
              -----------------------------------
              Jos C. Henkens
              General Partner

ATV ASSOCIATES IV, L.P.

       By:       /s/ Jos C. Henkens
              -----------------------------------
              Jos C. Henkens
              General Partner

JOS C. HENKENS


      /s/ Jos C. Henkens
-------------------------------


PIETER J. SCHILLER


      /s/ Pieter J. Schiller
-------------------------------


MICHAEL E. FRANK


      /s/ Michael E. Frank
-------------------------------


STEVEN N. BALOFF


        /s/ Steven N. Baloff
-------------------------------